SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                     SEC File Number 000-51150
                                                        CUSIP Number 01407F103

                          NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K                             [ ] Form 20-F
[ ] Form 11-K                             [X] Form 10-Q
[ ] Form N-SAR

      For Period Ended:  September 30, 2006

      [ ]   Transition Report on Form 10-K
      [ ]   Transition Report on Form 20-F
      [ ]   Transition Report on Form 11-K
      [ ]   Transition Report on Form 10-Q
      [ ]   Transition Report on Form N-SAR


     For the Transition Period Ended:____________________________


     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________


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PART I.-REGISTRANT INFORMATION


     Full Name of Registrant (Former Name if Applicable)

                        ALDABRA ACQUISITION CORPORATION


     Address of Principal Executive Office (Street and Number)

                          c/o Terrapin Partners, LLC
                        540 Madison Avenue, 17th Floor
                           New York, New York 10022

PART II.-RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     X    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     X    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    ___   (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III.-NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


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     The Registrant is unable to file, without unreasonable effort and expense, its Form 10-QSB Quarterly Report for the period ended September 30, 2006 within the prescribed time period because the Registrant's auditors had not completed their review of the unaudited financial statements for that period. The Form 10-QSB Quarterly Report, along with the unaudited financial statements, will be filed immediately following the filing of this Form 12b-25.

PART IV.- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Jason Weiss                          (310)                       459-5132
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(Name)                            (Area code)               (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         X  Yes                No
        ---                ---

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            Yes             X  No
        ---                ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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     Aldabra Acquisition Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2006

By:   /s/ Jason Weiss
    ----------------------
     Jason Weiss
     Chief Executive Officer


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